UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

GRUPO IUSACELL, S.A. DE C.V.

(Name of Subject Company (Issuer))

FINTECH MOBILE INC.

a wholly owned subsidiary of
FINTECH ADVISORY INC.

(Names of Filing Persons (Offeror))

SERIES V SHARES

AMERICAN DEPOSITARY SHARES,
EACH ADS REPRESENTING 100 SERIES V SHARES

(Title of Class of Securities)

40050B209 (ADSs)

(CUSIP Number of Class of Securities)

Julio Herrera
Fintech Advisory Inc.
375 Park Avenue
New York, NY 10152
(212) 593-4500

Copy to:
Richard J. Cooper, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
(212) 225-2000

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$19,797,662.00	$1601.62

* Represents the U.S. dollar equivalent of the aggregate cash consideration in Mexican pesos to be paid by the filing person for all outstanding Series V Shares, including those represented by the ADSs, calculated using the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to July 24, 2003 by Reuters and Bloomberg on their FXBENCH page as the closing rate for the exchange of pesos and dollars, which was Ps. 10.39546 to US$1.00.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 is $80.90 per $1 million of the aggregate transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1601.62	Filing Party: Fintech Mobile Inc.
Form or Registration No.: SC TO-T and SC TO-T/A	Date Filed: July 24, 2003 and July 25, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Items 1-11.
Item 12 Exhibits.
SIGNATURE
EXHIBIT INDEX
FINTECH ADVISORY LETTER TO GRUPO
FINTECH ADVISORY LETTER TO VERIZON ETAL
PRESS RELEASE

     This Amendment No. 2, the final amendment (the “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO, filed initially on July 24, 2003, by Fintech Mobile Inc. (“Fintech Mobile”), a Delaware corporation and wholly owned subsidiary of Fintech Advisory Inc., a Delaware corporation (“Fintech”), as amended by Amendment No. 1, dated July 25, 2003 (the “Schedule TO”). The Schedule TO relates to the offer by Fintech Mobile to purchase for cash all of the outstanding Series V Shares (the “Series V Shares”) and American Depositary Shares (“ADSs” and collectively with the Series V Shares, the “Securities”) of Grupo Iusacell, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of the United Mexican States (“Iusacell”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2003, as amended (the “Offer to Purchase”), and in the related ADS Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Each ADS represents one hundred Series V Shares. Simultaneously with the U.S. Offer, Fintech Mobile was offering in Mexico (the “Mexican Offer” and collectively with the U.S. Offer, the “Offers”) to purchase for cash all of the outstanding Series A Shares (“Series A Shares”) and Series V Shares of Iusacell for Ps. 0.2284872 for each Series A Share and Series V Share on substantially the same terms as the Series V Shares and ADSs in the U.S. Offer. The Schedule TO was filed on behalf of Fintech Mobile.

Items 1-11.

     Items 1-11 are hereby amended and supplemented as follows:

     “On July 30, 2003, Movil Access, S.A. de C.V. announced that it had concluded its cash tender offers in the United States and Mexico for the outstanding Securities and Series A Shares and that, as a result, assuming all ADSs subject to guaranteed delivery have been received, Movil Access now owns 74.658% of the outstanding capital stock of Iusacell.

     On July 30, 2003, Fintech sent the following letter to the board of directors and the audit committee of the board of directors of Iusacell:

July 30, 2003

Board of Directors
Audit Committee

Grupo Iusacell, S.A. de C.V.
Prolongación Paseo de la Reforma 1236
Colonia Santa Fe
Delegación Cuajimalpa
05348 Mexico, D.F.

Ladies and Gentlemen,

     This letter is to advise you that Fintech is withdrawing its offer to purchase 100% of the outstanding equity of Grupo Iusacell, S.A. de C.V. (the “Company”), in light of the consummation of the Salinas group offer yesterday in Mexico and the refusal of Verizon and Vodafone to withdraw their shares from that offer.

     We believe it is unfortunate that we have been forced to terminate our offer, which clearly was in the best interests of the Company’s shareholders and other stakeholders. Although ultimately the Board of Directors could not have prevented the Company’s controlling shareholders from opting to accept an inferior offer, we would have hoped that the Board of Directors would have acted sooner and more clearly. In addition, we were disappointed that members of the Board of Directors who were conflicted (i.e., the Verizon and Vodafone directors) did not recuse themselves from this process. It is clear from the events over the past two weeks that this was not a level playing field, largely because of the actions of Verizon and Vodafone, but also as a result of the Board of Directors’ actions.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.

     On July 30, 2003, Fintech also sent the following letter to the Verizon Selling Shareholders and Vodafone:

Ivan G. Seidenberg
President and Chief Executive Officer
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036-6797
ivan.g.seidenberg@verizon.com

Arun Sarin
Chief Executive Officer
Vodafone Group PLC
Vodafone House
The Connection
Newbury, Berkshire RG14 2FN
England, United Kingdom
arun.sarin@vodafone.com

July 30, 2003

Dear Sirs,

     Attached please find a letter that we sent earlier today to the Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (the “Company”), terminating our offer to purchase 100% of the outstanding shares of the Company. As you are undoubtedly aware, our offer was not successful due to the failure of both Verizon and Vodafone to tender their shares in our clearly superior offer.

     We find it incredible that Verizon and Vodafone decided not to accept, or even seriously consider, our offer, which provided four times the consideration included in the Salinas offer. You have elected not to disclose the basis for accepting a clearly inferior offer and turning away our offer, and we can only hope that it was not due to some undisclosed agreement or understanding that did not equally benefit minority shareholders. We hope, for the sake of your shareholders, that your decision making process for evaluating other business opportunities is more transparent and economically rational. The manner in which Verizon and Vodafone have been making and exiting their investments in this and other emerging markets shows a pattern of rash behavior, driven by questionable economic strategies (the old “buy at the top, sell at the bottom” strategy). This transaction raises serious questions regarding the competence with which Verizon and Vodafone do business.

     What is clear is that the international financial community will view this as another example of Verizon and Vodafone disengaging from their investment for a token amount of consideration, without working with creditors to explore other alternatives. We would have hoped that before abandoning your Mexican operations, you would have first discussed with creditors ways to capitalize the Company without investing new cash and restructure the Company’s liabilities. Instead, in your haste to exit the investment, you accepted less consideration than you could have gotten from us, turned the Company over to its principal competitor who will benefit regardless of whether the Company is restructured and left the Company’s employees, suppliers and particularly its long-term creditors to fend for themselves in a jurisdiction in which the rights of creditors are not easily enforced. No amount of obfuscation or doubletalk will change that reality.

Sincerely,

/s/ Julio Herrera

Julio Herrera
Fintech Advisory Inc.

cc:	Mr. David Benson, Verizon Communications Inc. david.benson@verizon.com
Mr. John W. Diercksen, Verizon Communications Inc. john.w.diercksen@verizon.com
Mr. Charles Butterworth, Vodafone Group PLC charles.butterworth@vodafone.com

     On July 30, 2003, Purchaser issued a press release announcing that Purchaser has terminated the Offers, a copy of which is filed as Exhibit (a)(7)(M) hereto and is incorporated herein by reference. All certificates for tendered Securities will be returned (or, in the case of Securities tendered by book-entry transfer, such Securities will be credited to DTC or Indeval account of the tendering party, as the case may be), without expense to the tendering security holder, as promptly as practicable after July 30, 2003.”

Item 12 Exhibits.

(a)(1)(A)	U.S. Offer to Purchase, dated July 24, 2003*

(a)(1)(B)	Form of ADS Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Form of Summary Advertisement, dated July 24, 2003, published in the New York Times*

(a)(2)	Schedule 14D-9 filed by Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to the Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on July 21, 2003)

(a)(7)(A)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)

(a)(7)(B)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)

(a)(7)(C)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)

(a)(7)(D)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)

(a)(7)(E)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 22, 2003)

(a)(7)(F)	Text of press release issued by Fintech Advisory Inc., dated July 24, 2003*

(a)(7)(G)	Letter, dated July 24, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc.**

(a)(7)(H)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V.**

(a)(7)(I)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC**

(a)(7)(J)	Text of press release issued by Fintech Advisory Inc., dated July 25, 2003**

(a)(7)(K)	Letter, dated July 30, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V.

(a)(7)(L)	Letter, dated July 30, 2003, from Fintech Advisory Inc. to Verizon Communications Inc. and Vodafone Group PLC

(a)(7)(M)	Text of press release issued by Fintech Mobile Inc., dated July 30, 2003

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed on July 24, 2003 as an exhibit to the Schedule TO.

**	Previously filed on July 25, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FINTECH MOBILE INC.

	By:	/s/ Julio Herrera

	Name: Title:	Julio Herrera President
Date: July 30, 2003

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	U.S. Offer to Purchase, dated July 24, 2003*

(a)(1)(B)	Form of ADS Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Form of Summary Advertisement, dated July 24, 2003, published in the New York Times*

(a)(2)	Schedule 14D-9 filed by Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to the Schedule 14D-9, as amended, filed with the Securities and Exchange Commission on July 21, 2003)

(a)(7)(A)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)

(a)(7)(B)	Letter, dated July 17, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V. (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 17, 2003)

(a)(7)(C)	Letter, dated July 18, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc. (incorporated herein by reference to Exhibit 99.3 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)

(a)(7)(D)	Letter, dated July 18, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.4 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 18, 2003)

(a)(7)(E)	Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC (incorporated herein by reference to Exhibit 99.5 to the Schedule TO filed by Fintech Advisory Inc. with the Securities and Exchange Commission on July 22, 2003)

(a)(7)(F)	Text of press release issued by Fintech Advisory Inc., dated July 24, 2003*

(a)(7)(G)	Letter, dated July 24, 2003, from Bell Atlantic International, Inc., Bell Atlantic Latin American Holdings, Inc., Bell Atlantic New Zealand Holdings, Inc. and Vodafone Americas B.V. to Fintech Advisory Inc.**

(a)(7)(H)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V.**

(a)(7)(I)	Letter, dated July 25, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC**

(a)(7)(J)	Text of press release issued by Fintech Advisory Inc., dated July 25, 2003**

(a)(7)(K)	Letter, dated July 30, 2003, from Fintech Advisory Inc. to Board of Directors and Audit Committee of Grupo Iusacell, S.A. de C.V.

(a)(7)(L)	Letter, dated July 30, 2003, from Fintech Advisory Inc. to Verizon Communications Inc. and Vodafone Group PLC

(a)(7)(M)	Text of press release issued by Fintech Mobile Inc., dated July 30, 2003

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed on July 24, 2003 as an exhibit to the Schedule TO.

**	Previously filed on July 25, 2003 as an exhibit to Amendment No. 1 to the Schedule TO.